Indian Peaks Brewing Company d/b/a Left Hand Brewing Company (the "Company") a Colorado
Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Indian Peaks Brewing Company

We have reviewed the accompanying consolidated financial statements of the Company which comprise the consolidated statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions may indicate substantial doubt that the Company will be able to continue as a going concern without taking actions to change these conditions. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 8, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	346,624	116,325
Accounts Receivable	649,199	802,340
Prepaid Expenses	121,775	98,273
Inventory	2,105,104	2,263,421
Total Current Assets	3,222,702	3,280,359
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	7,730,957	8,510,582
Right-of-use Lease Assets, net	3,697,845	8,728,410
Deposits	40,000	90,000
Investments	249,949	269,949
Total Non-Current Assets	11,718,751	17,598,941
TOTAL ASSETS	14,941,453	20,879,300
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	689,134	394,458
Line of Credit	500,000	1,322,036
Payroll and Tax Liabilities	677,833	707,383
Current Portion of Long Term Debt (See Note 5)	261,849	474,862
Accrued Expenses	30,446	616
Gift Card Liability	26,333	25,261
Unearned Revenue	94,772	309,538
Short Term Operating Lease Liability (See Note 4)	30,465	45,340
Short Term Financing Lease Liability (See Note 4)	425,571	209,381
Accrued Interest	171,938	110,346
Total Current Liabilities	2,908,341	3,599,221
Long-term Liabilities		
Notes Payable (See Note 5)	9,265,319	9,282,553
Notes Payable - Related Parties (See Note 3 & 5)	600,000	328,394
Deferred Tax Liabilities	243,058	243,058
Long Term Operating Lease Liability (See Note 4)	11,898	42,363
Long Term Financing Lease Liability (See Note 4)	3,470,785	9,085,993
Total Long-Term Liabilities	13,591,060	18,982,361
TOTAL LIABILITIES	16,499,401	22,581,582
EQUITY		
Common Stock	14,897	12,967
Preferred Stock	6,143	5,755
Additional Paid in Capital	4,268,826	2,713,346
Non-Controlling Interest	14,045	21,209
Accumulated Deficit	(5,861,859)	(4,455,559)
Total Equity	(1,557,948)	(1,702,282)
TOTAL LIABILITIES AND EQUITY	14,941,453	20,879,300

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	10,850,115	12,301,536
Cost of Revenue	6,946,245	7,703,904
Gross Profit	3,903,870	4,597,632
Operating Expenses		
Selling Expenses	2,705,552	3,224,075
General and Administrative	1,014,223	559,171
Depreciation	740,373	1,056,536
Amortization	524,931	1,110,878
Total Operating Expenses	4,985,079	5,950,660
Operating Income (loss)	(1,081,208)	(1,353,028)
Other Income		
Gain on Lease Termination	467,952	-
Other	93,835	222,551
Total Other Income	561,786	222,551
Other Expense		
Interest Expense	745,632	903,864
Net Loss Attributed to Subsidiary	14,370	22,721
Total Other Expense	760,002	926,585
Earnings Before Income Taxes	(1,279,424)	(2,057,062)
Provision for Income Tax Expense/(Benefit)	-	(14,458)
Net Income (loss)	(1,279,424)	(2,042,604)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Additional Paid-in Capital	Non-Controlling Interest	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2023	257,931	12,897	-	-	40,162	7,554	(2,422,068)	(2,361,455)
Issuance of Common Stock, net	1,410	71	-	-	9,286	-	-	9,357
Exchange of Notes Payable for Preferred Stock	-	-	115,094	5,755	2,663,898	-	-	2,669,653
Prior Period Adjustment	-	-	-	-	-	-	9,113	9,113
Net Income (Loss)	-	-	-	-	-	14,208	(2,042,604)	(2,028,396)
Beginning Balance at 1/1/2024	259,341	12,967	115,094	5,755	2,713,346	21,209	(4,455,559)	(1,702,282)
Issuance of Stock, net of Offering Costs	38,608	1,930	7,775	388	1,555,480	-	-	1,557,798
Net Loss Attributable to Noncontrolling Interest	-	-	-	-	-	(7,164)	-	(7,164)
Prior Period Adjustment	-	-	-	-	-	-	(126,877)	(126,877)
Net Income (Loss)	-	-	-	-	-	-	(1,279,424)	(1,279,424)
Ending Balance 12/31/2024	297,949	14,897	122,869	6,143	4,268,826	14,045	(5,861,859)	(1,557,948)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,279,424)	(2,042,604)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	740,373	1,056,536
Amortization	524,931	1,110,878
Accounts Payable and Accrued Expenses	324,506	(335,997)
Operating Lease Liability	(45,287)	(53,425)
Inventory	158,317	190,928
Accounts Receivable	153,141	(275,075)
Prepaids	(23,502)	58,066
Payroll and Tax Liabilities	(29,550)	133,442
Gift Card Liability	1,072	-
Unearned Revenue	(214,766)	-
Accrued Interest	61,592	-
Other	(60,392)	22,721
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,590,435	1,908,074
Net Cash provided by (used in) Operating Activities	311,011	(134,530)
INVESTING ACTIVITIES		
Disposal/(Purchase) of Equipment	39,252	(97,572)
Investment	20,000	-
Security Deposits	50,000	-
Net Cash provided by (used by) Investing Activities	109,252	(97,572)
FINANCING ACTIVITIES		
Proceeds from/(Repayments of) Line of Credit	(822,036)	704,991
Repayments of Notes Payable, net	(230,247)	(149,804)
Proceeds from Notes Payable - Related Party, net	271,606	235,837
Finance Lease Liability	(981,087)	(551,469)
Proceeds from Issuance of Common Stock, Par Value	1,930	71
Proceeds from Issuance of Preferred Stock, Par Value	388	5,755
Proceeds from Additional Paid-in Capital	1,569,481	9,286
Net Cash provided by (used in) Financing Activities	(189,965)	254,667
Cash at the beginning of period	116,325	93,760
Net Cash increase (decrease) for period	230,299	22,565
Cash at end of period	346,624	116,325

Indian Peaks Brewing Company
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Indian Peaks Brewing Company d/b/a Left Hand Brewing Company and Subsidiary (the "Company") is composed of Indian Peaks Brewing Company d/b/a Left Hand Brewing Company (Left Hand), a Colorado corporation, and a 67 percent ownership interest in Present, LLC (Present). Left Hand was incorporated in 1993. In 1998, Left Hand acquired Tabernash Brewing Company and combined operations. Left Hand does not currently distribute any products under the Tabernash Brewing Company name.

Left Hand has also done business as Indian Peaks Distributing Company until the distribution rights were sold in 2006. Left Hand is engaged in the brewing, marketing, and selling of craft beer. The brewery is located in Longmont, Colorado, and Left Hand's products are distributed in 45 states and eight foreign countries. Present was incorporated in 2019.

Present is engaged in the production and selling of cannabidiol (CBD) sparkling water. Production takes place in Longmont, Colorado at Left Hand's brewery.

The Company conducted a crowdfunding campaign under regulation CF and a regulation D equity capital raise in 2024 and continues in 2025 to raise operating capital. See Note 8 – Going Concern disclosure for additional details of management's plan for the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its majority owned subsidiary, Present LLC, and entity formed in 2019. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company does not have financial instruments that are exposed to unusual concentrations of credit risk. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. The Company recognized unearned revenue of $94,772 and $309,538 as of December 31st, 2024 and 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Machinery & Equipment	7	13,837,657	(13,215,579)	-	622,078
Office Equipment & Furniture	3-7	652,745	(451,209)	-	201,536
Vehicles	5-7	120,121	(120,079)	-	41
Buildings & Leasehold Improvements	3-39	8,119,206	(2,292,848)	-	5,826,358
Land	Indefinite	1,080,944	-	-	1,080,944
Grand Total	**-**	**23,810,673**	**(16,079,715)**	**-**	**7,730,957**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected within 10 to 30 days of the invoice date.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $2,105,104 as of December 31st, 2024. Inventory consists of various materials used in conjunction with the brewing process, work in progress, finished products, and merchandise for sale and is stated at the lower of cost or net realizable value, with costs determined on the average cost method. Work in progress and finished goods inventories include the cost of associated material, labor, and overhead.

Investments

In 2019, the Company invested $45,946 into Montgomery Public House, LLC, the operating company of Montgomery Public House, a brewpub in Montgomery, Ohio, and $54,054 into Sycamore Land Owner, LLC, the real estate company that owns the property upon which Montgomery Public House operates. During 2020, Montgomery Public House opened to the public. Outside of Montgomery Public House brewed beers, the Company is the exclusive beer vendor at Montgomery Public House. The investment is accounted for under the cost method of accounting.

The Company also invested $169,924 in a joint venture called Left Hand Foundry in which they own a 40% stake. The $169,924 amount represents the cost of the materials that were brewed and shipped to the Foundry in Iowa to distill into whiskey. The Company brewed "wash" of a few different brands of their beer, put them on tankers to Foundry, and then they made whiskey out of it. In August of 2024, the Company entered into an agreement to wrap up the first whiskey project with Foundry's payment of $20,000 to Left Hand for the remaining Sinister Whiskey inventory held at Foundry.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

During the year ended December 31, 2015, the Company created an ESOP to provide its employees with ownership benefits in the Company. The ESOP plan document was effective January 1, 2015. All employees of the Company may participate in the ESOP once they have attained age 21 and completed one year of service.

Employees earn a year of service when they exceed 1,000 hours of service during a calendar year. Entry dates to the ESOP are January 1 or July 1 following completion of the year of service requirement. Participant accounts vest 20 percent per year, starting in their second year of participation in the ESOP. Participants leaving the Company have the right to require the ESOP to repurchase their vested shares at the fair value in the year after separation from the Company, subject to the ESOP's distribution rules. The ESOP also provides a put option whereby participants leaving the Company have the right to sell any distributed Company common stock to the Company at the current fair market value. As of December 31, 2024, there were no shares held by terminated participants that were subject to the put option. During 2018, the ESOP's distribution agreement was amended to offer existing ESOP stockholders three options upon withdrawal from the plan: (1) take a full distribution in cash, (2) roll the distribution into an individual retirement account, or (3) exchange the ESOP shares for newly issued shares of company stock. Under the third option, employees have the right to one more liquidity event in the year following issuance of the new shares. The Company recognizes annual compensation expense equal to the number of shares contributed to the ESOP multiplied by the fair value per share at the contribution date. The Company issued no shares under this plan in 2024, 941 shares in 2023, and none in 2022.

Stock Options - the Company maintains a 2014 Equity Incentive Plan, which provides for the grant of up to 22,560.4 issuable shares of the Company's common stock. The granted shares and options are granted at fair market value, as determined by the Board at the date of the grant. Options are granted for terms up to 10 years and may be exercised at such times as may be determined by the Board. The options are subject to certain acceleration and termination provisions. As of December 31, 2023, there were no stock options outstanding. The plan terminated March 19th, 2024 with no outstanding options. As of December 31, 2024, there were no stock options outstanding

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is a viable market for the Company's common stock and shares were sold between $35.05 and $36.28 per share in 2024. The annual external valuation completed by Adamy Valuation reflects the market for the Company's stock in addition to other assets the Company owns.

Income Taxes

The Company is subject to federal income tax and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Arizona, California, Colorado, Florida, Georgia, Illinois, Iowa, Massachusetts, Minnesota, Missouri, Montana, Oregon, Pennsylvania, and Texas. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in Accounting Standards Codification. There have been a number of Accounting Standard Updates to date that amend the original text of the Accounting Standards Codification. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party entity owns the real estate located at 1265 Boston Avenue, Longmont, Colorado, and leases it to the Company for its operations.

The Company entered into a loan agreement totaling $600,000 with a principal stockholder. The loan accrues interest at 6% and matures on June 11th, 2030. The principal balance of the loan was $328,394 as of December 31st, 2023. The principal balance of the loan was $600,000 as of December 31st, 2024. The note is cross-collateralized by the land and building located at 1270 Boston Avenue, Longmont, Colorado. In 2025, the Company paid off a portion of this loan resulting in a balance as of the time these financials were available to be issued of $387,470.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company has outstanding future purchase commitments for determined volumes of raw materials at fixed prices. The Company provides determined volumes to the vendors for the expected volumes that will be purchased. The Company has a co-packaging agreement with Jiant Kombucha (Jiant) to package products on behalf of Jiant.

Option Agreement to Acquire Jackman Enterprises

The Company entered into an agreement granting it up to twelve monthly options, expiring July 31, 2025, to acquire Jackman Enterprises, LLC for $3.9 million, or extending 6 additional monthly options beyond the original date (expiring February 2nd, 2026 at an increased price of $4 million), less outstanding liabilities. If exercised, the Company will assume mortgage debt (estimated at $900,000) and pay the remaining balance 50% in cash and 50% in Series A Convertible Preferred Stock valued at $24.00 per share. Beginning August 1, 2024, the Company will pay a nonrefundable $10,000 monthly option fee ($5,000 in cash and $5,000 in Series A Preferred Stock). The Company also pays $10,000 in rent and $8,200 in estimated triple net expenses monthly. If payments are made as agreed, claims for prior rent and interest will be waived. The Company recognized a gain of $467,952 in 2024 related to the reduction in their future lease liability due to this agreement.

Leases

The Company is obligated under operating leases for vehicles, expiring at various dates through February 2027. The right-of-use asset and related lease liability have been calculated using a discount rate of 2.7 percent. The leases require the Company to pay taxes, insurance, utilities, and maintenance costs. The operating lease information in the table below consist of leases for 9 vehicles.

The Company leases facilities under long-term lease arrangements that are classified as finance leases. Under the terms of the lease agreements, payments ranging from $20,636 to $28,894 are due monthly through September 2042. These finance lease information in the table below are for properties in RiNo in Denver and at 1265 Boston Ave in Longmont.

The Company leases office space and its manufacturing facility from an entity under common control. The lease expires in January 2026. The lease requires the Company to pay taxes, insurance, utilities, and maintenance costs Under the terms of the lease agreements, payments of $28,200 are due monthly through January 2026. See "Option Agreement to Acquire Jackman Enterprises" disclosure above for additional details.

Cash Flow Information:	2024
Cash paid for amounts included in measurement of lease liabilities	
Operating cash flows from finance leases	$367,146
Operating cash flows from operating leases	$47,988
Financing cash flows from finance leases	$265,338
Right-of-use assets obtained in exchange for new finance lease liabilities	$4,161,694
Right-of-use assets obtained in exchange for new operating lease liabilities	$85,221
Weighted average remaining lease term in years:	
Finance leases	16.18
Operating leases	2.09
Weighted average discount rate	
Finance leases	4.43%
Operating leases	2.70%

Future minimum rent on noncancelable leases as of December 31, 2024 for each of the next five years, and in the aggregate is as follows:

Years Ending December 31,	Operating Leases	Finance Leases	Total Payments
2025	$31,164	$587,688	$618,852
2026	$11,568	$282,468	$294,036
2027	$485	$259,372	$259,857
2028	$-	$264,556	$264,556

2029	$-	$269,840	$269,840
Thereafter	$-	$3,922,688	$3,922,688
Total minimum lease payments	$43,217	$5,586,612	$5,629,829
Less amount representing interest	$(853)	$(1,690,256)	$(1,691,109)
Long-term obligations under leases	$42,364	$3,896,356	$3,938,720

NOTE 5 – LIABILITIES AND DEBT

Line of Credit

The Company had a line of credit with a bank for $2,000,000, which matured in March 2024. The interest rate was equal to The Wall Street Journal prime rate plus 0.50 percent, with a minimum interest rate of 3.00 percent (effective rate of 8.50% at December 31, 2023 and 8.25% at December 31st, 2024). The line of credit was cross-collateralized by substantially all of the Company's assets. The line of credit was subject to financial covenants. The outstanding balance on the line of credit was $1,322,036 as of December 31, 2023. The outstanding balance on the line of credit was $500,000 as of December 31, 2024. The line of credit was subsequently closed in 2025 (See Note 7 – Subsequent Events).

Notes Payable

The Company entered into an SBA EIDL loan totaling $2,000,000. The loan accrues interest at 3.75% and has a maturity date of 2052. Interest expense is being accrued and the Company is currently paying monthly interest payments until the accrued interest is paid off. The monthly payments are $10,298 which began in November of 2024. The total principal of the loan was $2,000,000 as of December 31st, 2024. The note is collateralized by substantially all assets owned by the Company.

The Company entered into a mortgage loan agreement in 2021 for which they received $3,440,000. The loan accrues interest at 3.25% and has a maturity date in 2031. The principal balance of the loan was $3,266,710 as of December 31st, 2023. The principal balance of the loan was $3,160,551 as of December 31st, 2024. The note calls for monthly principal and interest payments of $16,850 followed by a balloon payment of $2,406,882 at maturity in December of 2031. The note is collateralized by the land and building located at 1235 and 1245 Boston Avenue, Longmont, Colorado.

The Company entered into a mortgage loan agreement totaling $3,440,000. The loan accrues interest at 4.25% for seven years, beginning in May of 2021, then adjusting every three years at The Wall Street Journal prime rate plus 1%. The note calls for monthly principal and interest payments of $21,847 and matures in May of 2041. The note is collateralized by the land and building located at 1270 Boston Avenue, Longmont, Colorado. The principal balance of the loan was $3,116,842 as of December 31st, 2023. The principal balance of the loan was $2,993,462 as of December 31st, 2024.

The Company entered into an equipment loan agreement for which they received $2,000,000. The loan had a maturity date on December 21st, 2028. The loan accrued interest at 3.75%. The principal balance of the loan was $1,373,863 as of December 31st, 2023. On February 7th, 2024, the loan was refinanced with a different lender and the Company entered into a promissory note for a principal amount of $1,400,000. The loan bears interest at a fixed interest rate of 4.25% per annum and is repayable in 35 regular monthly installments of approximately $7,632, plus a final balloon payment at maturity on February 7th, 2027. The loan is secured by the Company's FF&E and does not include any prepayment penalties. The principal balance of the loan was approximately $1,373,155 as of December 31st, 2024.

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	261,849
2026	270,832
2027	496,297
2028	632,455
2029	571,298
Thereafter	7,894,437

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024		
				Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan (EIDL)	2,000,000	3.75%	2052	-	2,000,000	2,000,000
Notes Payable 1 (1235/1245 Boston)	3,440,000	3.25%	2031	99,548	3,061,003	3,160,551
Notes Payable 2 (1270 Boston)	3,440,000	4.25%	2041	129,082	2,864,380	2,993,462
Notes Payable 3 (Equipment Loan)	1,400,000	4.25%	2027	33,219	1,339,936	1,373,155
Notes Payable - Related Party (Eric Wallace)	600,000	6.00%	2030	-	600,000	600,000
Total				261,849	9,865,319	10,127,168

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.05 per share. 259,341 shares were issued and outstanding as of December 31st, 2023. 297,949.2 shares were issued and outstanding as of December 31st, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 300,000 Series A Convertible Preferred Shares with a par value of $0.05 and a stated value of $24.00 per share. 115,094 shares were issued and outstanding as of December 31st, 2023. 122,869.33 shares were issued and outstanding as of December 31st, 2024.

Voting: Series A Convertible Preferred Stock shareholders have 1 vote for every common share they would own were they converted.

Dividends: The holders of the Series A Convertible Preferred Shares are entitled to receive an 8% annual dividend whether declared or not by the Board of Directors. Dividends on Series A Convertible Preferred Shares are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends had been declared. Additionally, should the board authorize the payment of a dividend to Common Stock shareholders, Series A Convertible Preferred Stock shareholders would receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series A Convertible Preferred Stock held by such holder.

Conversion: Series A Convertible Preferred Stock shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 8, 2025, the date these financial statements were available to be issued.

The Regulation CF round closed in March 2025 with a combined total of $819,688 of common stock sold. $247,388 dollars were raised in 2025 and 6,818.85 shares of common stock were issued.

There were 18,782 Reg D shares sold in 2024 for $658,309 and 15,668 shares sold in 2025 for $549,163

On April 1, 2025, the Company entered into an asset purchase agreement to acquire certain assets of Dry Dock Brewing Company, including its beer brands and intellectual property, for total consideration of up to $1.6 million. The consideration includes: (i) $600,000 of common stock issued at closing, (ii) $200,000 of additional common stock issuable twelve months post-closing, (iii) $600,000 of contingent cash consideration based on post-closing sales performance, and (iv) an additional $200,000 of contingent cash consideration plus a potential bonus of cash and equity if certain sales thresholds are met. This is expected to result in a significant increase in both production and sales once the transition from Dry Dock production to in-house production is complete.

The Company paid off the remaining Bank of Oklahoma Line of Credit totaling $500,000 in March, 2025 and established a new Business Line of Credit with High Plains Bank secured by real estate owned by a related party. The maximum drawable amount on the line of credit is $992,391.

The Company paid off a portion of the loan totaling $600,000 as of December 31st, 2024, entered into with a principal stockholder resulting in a balance as of the time these financials were available to be issued of $387,470.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and has created a management plan, see below, to generate revenues, reduce costs, and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, may raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without taking actions to change these conditions. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Management Plan

The Company brought in additional capital totaling approximately $1,380,557 through the Reg CF and Reg D stock offerings in 2024 and the total has reached $1.8 million raised as of the date of this summary.

The Company recently acquired the brand rights and intellectual property of Dry Dock Brewing Company which will significantly increase both production and sales. The Company is in multiple conversations about additional brewing contracts for outside companies (the Company is currently producing for two outside companies and one joint venture). The hospitality side of the operation is operating more profitably in the Beer Garden and Tasting Room and the Rino Drinks and Eats continues to improve operationally as well. The Company expects to increase balance sheet equity through the purchase of the last piece of real estate it occupies from a related party. It has a purchase option on the property at present that it expects to exercise before July, 2025. Part of the payment for this property is expected to be in the Company's Series A Convertible Preferred Stock. The Company expects to return to positive cash flow in the second half of 2025.